

January 18, 2012

Via E-mail
Zane C. Rowe
Chief Financial Officer
United Continental Holdings, Inc.
77 W. Wacker Drive
Chicago, Illinois 60601

> **Re: United Continental Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed July 26, 2011**
> **File No. 001-06033**
>
> **United Air Lines, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed July 26, 2011**
> **File No. 001-11355**
>
> **Continental Airlines, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed July 26, 2011**
> **File No. 001-10323**

Dear Mr. Rowe:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief